UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-32898

CUSIP Number 14986C 102

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For Transition Period Ended: _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CBAK ENERGY TECHNOLOGY, INC.

Full Name of Registrant

BAK Industrial Park, Meigui Street, Huayuankou Economic Zone

Address of Principal Executive Office (Street and Number)

Dalian, China 116450

City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has not finalized its financial statements for the quarter ended March 31, 2022. As a result, the registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The registrant anticipates that it will file the Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Xiangyu Pei	86-411	39185985
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the registrant completed the acquisition (the “Acquisition”) of 81.56% of the equity interests of Zhejiang Hitrans Lithium Battery Technology, a leading developer and manufacturer of ternary precursor and cathode materials in China (“Hitrans”), in November 2021. Prior to the Acquisition, the registrant was primarily engaged in the production and sale of new energy high power lithium batteries and had only one reporting segment. Following the Acquisition, the registrant has added a second reporting segment (i.e. manufacture and sale of materials used in high-power lithium battery cells) and a significant new revenue stream from production and sale of lithium battery materials. As reported in the registrant’s current report on Form 8-K filed on March 17, 2022, Hitrans recognized net revenues of approximately $84.5 million and $116.1 million for the years ended December 31, 2020 and 2019, respectively, and net revenues of approximately $97.9 million for the nine months ended September 30, 2021. Hitrans’s operations were included in the registrant’s financial statements for the quarter ended March 31, 2022. Accordingly, the amounts of net revenues, net income, assets, liabilities and shareholders’ equity will differ significantly from the results of operations and financial condition reported for the quarter ended March 31, 2021 in the registrant’s quarterly report on Form 10-Q filed on May 17, 2021. The registrant is unable to provide an accurate quantitative estimate of the results for the quarter ended March 31, 2022, as it has not yet completed the information necessary to provide such an estimate. However, the registrant expects to file its quarterly report on Form 10-Q with such results within the prescribed extension period.

CBAK ENERGY TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2022	By:	/s/ Xiangyu Pei
Xiangyu Pei
Interim Chief Financial Officer

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